UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-30961

Sohu.com Inc.*

(Exact name of registrant as specified in its charter)

Level 18, SOHU.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190

People’s Republic of China

86-10-6272-6666

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value US$0.001 per share

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

* Explanatory Note

This Form 15 relates solely to the reporting obligations of Sohu.com Inc., a Delaware corporation that was dissolved effective May 31, 2018 at 4:30 PM Eastern Time, and does not affect the reporting obligations of Sohu.com Limited as Sohu.com Inc.’s successor issuer for purposes of Rule 12g-3(a) under the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sohu.com Limited, as successor to Sohu.com Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 31, 2018	SOHU.COM LIMITED

	By:	/s/ Joanna Lv
	Name:	Joanna Lv
	Title:	Chief Financial Officer

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